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                     May 13, 2020

       Christopher Taft
       Senior Vice President and Corporate Controller
       Nielsen Holdings plc
       85 Broad Street
       New York, NY 10004

                                                        Re: Nielsen Holdings
plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            File No. 001-35042

       Dear Mr. Taft:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services